Mail Stop 6010

							December 2, 2005

Jeffrey T. Slovin
Chief Executive Officer
Schick Technologies, Inc.
30-00 47th Avenue
Long Island City, NY 11101

      Re:	Schick Technologies, Inc.
		Form 10-K for the Fiscal Year ended March 31, 2005 Form 10-Q for the Fiscal Quarters ended
       June 30, 2005 and September 30, 2005
      Response Letter Submitted October 27, 2005
		File No. 0-22673

Dear Mr. Slovin:

      We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to the comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Fiscal Quarter ended September 30, 2005
1. Please refer to prior comment 1. Please be advised that comments, if any, on your confidential treatment application will be issued in a separate letter.

      As appropriate, please amend your filing and respond to the comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

      You may contact Tara Hawkins at (202) 551-3639 or Kevin
Vaughn
at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters.  Please contact me at
(202)
551-3602 with any other questions.


Sincerely,


Thomas A. Jones
Senior Attorney


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Jeffrey T. Slovin
Schick Technologies, Inc.
December 2, 2005
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